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08000598

Farhad R. Alavi
202 419 2409
farhad.alavi@hklaw.com

SUPPL

February 6, 2008

VIA HAND DELIVERY

SEC Mail
Mail Processing
Section

FEB 06 2008

Washington, DC
109

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

PROCESSED
FEB 13 2008
THOMSON
FINANCIAL

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call me at (202) 419-2409 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to us.

Sincerely yours,

HOLLAND & KNIGHT LLP

Farhad R. Alavi

5108201_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENT
(brief description of Japanese language documents listed below are set out in EXHIBIT A hereto)

No material to submit.

B. ENGLISH LANGUAGE DOCUMENT
(English documents listed below is included in EXHIBIT B hereto)

1. Press Release

	Date	Title
1)	02/06/2008 (02/06/2008)	Statement Regarding the Frozen Foods Businesses' Integration Plan of JT, Nissin and Katokichi

---

Note: The dates in parentheses are the dates of the releases in Japan

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENT

Not applicable.

EXHIBIT B

ENGLISH LANGUAGE DOCUMENT

Set out below is the English document referred to in ANNEX, Section B, item 1.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

Statement Regarding the Frozen Foods Businesses' Integration Plan of JT, Nissin and Katokichi

Tokyo, February 6, 2008 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that JT, Nissin Food Products Co., Ltd. (Nissin) (TSE: 2897) and Katokichi Co., Ltd., (Katokichi) had mutually agreed that Nissin would pull out of the agreement in which the three companies planned to integrate their respective frozen foods businesses, which was announced on November 22, 2007. This decision was made given the current situation surrounding JT's frozen foods business.

JT currently holds a 93.88% stake in Katokichi through the tender offer, which commenced on November 28, 2007 and concluded on December 26, 2007. JT intends to make Katokichi a wholly-owned subsidiary at the earliest possible date, in accordance with statutory procedures.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

END